

November 2, 2012

Via E-mail
Ion G. Varouxakis
Chief Executive Officer and President
FreeSeas Inc.
10 Eleftheriou Venizelou Street
(Panepistimiou Ave.)
10671 Athens, Greece

>   **Re:**   **FreeSeas Inc.**
>   **Registration Statement on Form F-1**
>   **Filed October 17, 2012**
>   **File No. 333-184455**

Dear Mr. Varouxakis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not filed Exhibit 5.1. Please revise to include a fully executed and dated opinion of counsel. We may have further comments after our review.

Company Information, page 1

Investment Agreement, page 1

2. Please revise the first paragraph to disclose (i) the percentage of outstanding shares of your common stock that the shares being offered represent and (ii) the principal amount available under the Investment Agreement based upon the pricing formula set forth in the Investment Agreement and calculated as of the most recent practicable date. Please also revise to discuss the likelihood that you will ever receive, or will ever need, based on

your disclosed business plans, the full amount available under the Investment Agreement. If you are not likely to receive the full amount available under the Investment Agreement, include an explanation of why the parties included the particular amount.

Risk Factors, page 5

3. Please revise to include a risk factor discussing the likelihood that you will have access to the full amount available under the Investment Agreement.

If we are unable to achieve compliance with NASDAQ's listing requirements, page 8

4. Please revise this risk factor or include a new risk factor discussing the risk that sales by Dutchess of your common stock acquired pursuant to the Investment Agreement may prevent your common stock price from rising enough to keep you from being delisted by NASDAQ by mid-December 2012 or shortly thereafter and to discuss any defaults that may be triggered by such delisting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
   A. Jeffry Robinson, Esq.